FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1.	Ruling on Appeal, June 23, 2003

On July 9, 2003 following the date of the ruling included herein, the Public Prosecutor’s Office requested that the case be dismissed against the senior officers of Banco Santander Central Hispano, S.A.

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ITEM 1

[There appears in the top, left-hand corner of each page a stamp, under which appear the words: Administration of Justice.]

NATIONAL COURT (“AUDIENCIA NACIONAL”)
CRIMINAL CHAMBER
SECTION No. 2

ENTRY: 11/2003
CASE RECORD APPEAL (“QUEJA”) No. 78, 115 and 128/2002
CAUSE: PRELIMINARY CRIMINAL INVESTIGATION (“DILIGENCIAS PREVIAS”) No. 53/92
CENTRAL COURT No. 3

RULING

PRESIDING JUDGE:
THE HONORABLE FERNANDO GARCIA NICOLAS
JUDGES:
THE HONORABLE JORGE CAMPOS MARTINEZ (RAPPORTEUR)
THE HONORABLE ROSA MARIA ARTEAGA CERRADA

In Madrid, on June 23, 2003

FACTS

      ONE.-The Public Prosecutor’s Office filed on 07/19/02 with Section No. 1 of the Criminal Chamber an appeal (“recurso de queja”) against the ruling issued by the Central Investigating Criminal Court No. 3 on 07/18/02, which dismissed the appeal for reconsideration raised against the ruling of 06/27/02, which had resolved to continue the conduct of the Preliminary Investigations in accordance with the provisions of Chapter II, Title III, Book IV of the Criminal Procedure Law (intermediate phase).

      The appeal petitions that the appeal be deemed filed and be given staying effect, and that a hearing should be held.

      In the dismissed appeal for reconsideration, the petition was to resolve that the proceedings be terminated (“sobreseimiento provisional”), and the matter closed (“archivo”), without prejudice to breaking down the 138 separate parts of the case and referring them to the Criminal Investigating Courts with jurisdiction by reason of the place of commission of the respective allegedly committed tax frauds.

      TWO.- Section No. 1, by the interlocutory order of 07/19/03, drew up the case record and initiated the step consisting of the report from the Criminal Investigating Judge and the opinion of the Public Prosecutor’s Office.

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      Having taken the step, through a pleading filed on 07/30/02, the Court Representative Ms. María Jesús González Diez, on behalf of LUIS FERNANDO CARTAGENA TRAVESEDO, presented herself requesting to be a party to the appeal.

      Another pleading filed on 08/07/02 by the Court Representative Ms. Consuelo Rodríguez Chacón, on behalf of the entity CADEMUT, S.A., requested joining the Public Prosecutor’s Office’s appeal.

      Another pleading filed on 10/22/02 by the Court Representative Mr. Luis José García Barrenechea, on behalf of ASOCIACIÓN PARA LA DEFENSA DE INVERSORES Y CLIENTES (“ASSOCIATION FOR THE DEFENSE OF INVESTORS AND CLIENTS”), requested becoming a party to the appeal.

      Another pleading filed on 10/23/02 by the Court Representative Mr. Antonio María Alvarez Buylla Ballesteros, on behalf of BENITO SIERRA FRAGA and CAMILO RODRÍGUEZ FERNANDEZ, requested that notice of the appeal be served on all the parties.

      Another pleading filed on 11/29/02 by the Court Representative Mr. Cesareo Hidalgo Senén, on behalf of EMILIO BOTIN-SANZ DE SAUTUOLA y GARCÍA DE LOS RIOS, RODRIGO ECHENIQUE GORDILLO, JOSE IGNACIO UCLES ROMERO, RICARDO ALONSO CLAVEL and BANCO SANTANDER CENTRAL HISPANO, requested becoming a party to, and the consolidation of this appeal with the appeal filed by said party.

      Section No. 1, by the interlocutory order of 12/10/02, deemed the representation of CADEMUNT, S.A. to have joined the Public Prosecutor’s Office’s appeal, and deemed the other parties to have become parties to the appeal in their capacity as appellees.

      It also resolved to serve notice on the representation of the FEDERACIÓN DE PARTIDOS POLÍTICOS INCIATIVA PER CATALUNYA (“FEDERATION OF POLITICAL PARTIES INITIATIVE FOR CATALONIA”).

      By the order of 12/26/02, the case record appeal no. 115/02, in which the representation of EMILIO BOTIN-SANZ DE SAUTUOLA GARCÍA DE LOS RIOS and four more are appellants and the representation of the ASSOCIATION FOR THE DEFENSE OF INVESTORS AND CLIENTS and the FEDERATION OF POLITICAL PARTIES INITIATIVE FOR CATALONIA are appellees, was consolidated with this appeal.

      The appeal of Case Record No. 115/02 requests the termination (“sobreseimiento”) and secondarily the nullification of the ruling of 06/27/02 for the purposes of permitting the appellant to become a party in the 138 separate parts of the case and to act in same, filing pleadings, requesting that proceedings be conducted or appealing such decisions as may be notified of.

      THREE.-Following various pleadings from the appearing parties, Section No. 1, by the order of 01/15/03, resolved to consolidate the case recorded no. 128/02 in which the Court Representative Ms. María Jesús González Diez, on behalf of CASA PASTOR, S.A., is the appellant, and those mentioned in the above appeal are the appellees, and to send all consolidated appeals to Section No. 2 to avoid having the decision on the appeal affect the objective impartiality of the Judges of Section No. 1.

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      FOUR.-Once this Section No. 2 received the consolidated court records by the interlocutory order of 01/30/03, it was resolved due to service needs to appoint the Honorable Judge Jorge Campos Martínez as Rapporteur.

      On 02/19/03, Section No. 1 informed that an appeal for reconsideration had been filed against the order of 01/15/03, which resolved on the consolidation. By the interlocutory order of 02/19/03 the proceedings were returned to Section No. 1 for the resolution of the said appeal for reconsideration.

      By the order of 03/06/03, Section No. 1 dismissed the aforementioned appeal for reconsideration filed by the representation of ASSOCIATION FOR THE DEFENSE OF INVESTORS AND CLIENTS and again referred the consolidated appeals to this Section No. 2.

      Having received the consolidated appeals by the interlocutory order of 03/06/03, it was resolved to conduct a hearing on 04/14/03.

      This interlocutory order was clarified with another dated 03/31/03 with respect to the appellants EMILIO BOTIN-SANZ DE SAUTUOLA Y GARCIA DE LOS RIOS for the purpose of also deeming RODRIGO ECHENIQUE GORDILLO, JOSE IGNACIO UCLES ROMERO, RICARDO ALONSO CLAVEL and BANCO SANTANDER CENTRAL HISPANO to be appellants.

      In a new interlocutory order of 04/07/03, it was resolved to summon the State Attorney (“Abogado del Estado”) to the hearing and to clarify the patent error with respect to the appellant CASA PASTOR, S.A.

      FIVE.-On 04/14/03, the hearing was conducted and attended by, as appellants, the Public Prosecutor’s Office, the representation of EMILIO BOTIN-SANZ DE SAUTUOLA Y GARCIA DE LOS RIOS, RODRIGO ECHENIQUE GORDILLO, JOSE IGNACIO UCLES ROMERO, RICARDI ALONSO CLAVEL and BANCO SANTANDER CENTRAL HISPANO and of CASA PASTOR, S.A.; as parties that have joined the appeal, the State Attorney and the representation of CADEMUNT, S.A.; and as appellees, the representation of LUIS FERNANDO CARTAENA, THE ASSOCIATION FOR THE DEFENSE OF INVESTORS AND CLIENTS, THE FEDERATION OF POLITICAL PARTIES INITIATIVE FOR CATALONIA and the representation of BENITO SIERRA FRAGA and others.

      The appellants and joined parties reported in support of the respective consolidated appeals, and the appellees against requesting that the ruling be upheld. The representation of FERNANDO CARTAGENA also tried to report in relation to a different appeal that he had filed, the consolidation of which had not been granted by Section No. 1.

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LEGAL GROUNDS

      ONE.-Three appeals have been consolidated together but one of them, the one filed by CASA PASTOR, S.A. is substantially different from the other two, since it is an appeal by one of the investors. For that reason, it will be dealt with at the end, independent of the other appeals.

      TWO.-The appeal by the Public Prosecutor’s Office and by the representation of EMILIO BOTIN-SANZ DE SAUTUOLA Y GARCIA DE LOS RIOS and four more, to which the State Attorney and the representations of CADEMUNT, S.A. and of BENITO SIERRA FRAGA and others have joined, does have a common subject matter without prejudice to the other specific questions affecting the two latter representations.

      First of all, and as preliminary questions, the following have been raised:

      The Public Prosecutor’s Office alleges the non procedural viability of the case because 149 persons have been charged without there being any element of connection.

      A initial reading of the argument leads to the absurd conclusion that once a certain number of imputed persons has been exceeded, the case would not be possible and, therefore, the offense either. This certainly cannot be the raison d'être for the alleged argument, so it will be understood by this Section as whether or not we are in the presence of connected offenses, which depend on whether the appellants, to which Legal Ground No. 3 of the ruling establishing the commencement of the intermediate phase refers, may or may not be deemed to be participants in the alleged tax offenses of which the investors are charged, a question which will be dealt with below.

      THREE.-The representation of EMILIO BOTIN-SANZ DE SAUTUOLA Y GARCIA DE LOS RIOS and others, alleges the groundlessness and inconsistency of the ruling of 08/06/02 which dismisses the appeal for reconsideration by said party, and that they have had no reply to petition of nullification, since the Banco Santander Central Hispano has not been permitted to act in the separate parts opened in the case, nor to the impossibility of opening the trial only as per the request of the Popular or People’s Prosecutor (“Acusación Popular”), which would render useless the ruling which commences the intermediate phase when the Public Prosecutor’s Office and the State Attorney (which in this offence can be regarded as damaged party) oppose the commencement of the intermediate phase and request that the proceedings be terminated.

      As to the nullification of the proceedings, based on the alleged defencelessness (“indefensión”), the Criminal Investigating Judge already expressed an opinion in the ruling of 03/20/01 and also this Section No. 2 in the ruling of 04/22/02. Obviously, if the ruling of 06/27/02 is upheld and there is accusation, the accusation should include all the accused in which there is an element of connection, and the trial will be common to all of them, but the foregoing does not entail that during the investigation proceedings, which by virtue of the aforementioned ruling have been exhausted, the case be conducted through separate parts, but with knowledege of what is in said separate parts, which excludes the existence of defencelessness as, as stated above, was resolved in the ruling by the Central Criminal Investigating Court No. 3 on 03/20/02 and the ruling by this Section No. 2 on 04/22/02.

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      FOUR.-From another perspective, it is alleged that from the moment the Public Prosecutor’s Office, as Public Prosecutor, and the State Attorney, as Private Prosecutor, request the termination and closing of the Preliminary Criminal Investigation, opposing the commencement of the intermediate phase, and since the People’s Prosecutor is not mentioned in Article 790.3 or in 790.4 of the Criminal Procedure Law, the consequence is that the People’s Prosecutor does not have legal standing in such situations to request the commencement of the trial and, therefore, it makes no sense to move on to the intermediate phase.

      Although the reasoning is not rigorous since the Chamber has to anticipate a question which should have been raised afterwards, if the ruling of 06/27/02 is upheld, when the Public Prosecutor’s Office’s and the State Attorney would have to decide whether to accuse or to ask for the termination, it is reasonable to think that their position would match the one they are adopting now, and for reasons of procedural economy it must be resolved now without prejudging what, if the next phase arrives, the Judge may decide with freedom of criteria.

      In the abbreviated proceedings, before the reform of Organic Law 8/02 of October 24, Article 783 establishes that the bringing by private individuals, whether offended by the offense or not, of a criminal or civil action must be carried through the filing of a criminal complaint (“querella”) (given the reference made to Title II of Book II). The second paragraph excludes the offended or damaged party, who can be a party to the case without the need of filing a criminal complaint. As from this Article, mention is only made to the Private Prosecutor, with no mention made to the People’s Prosecutor, which must be interpreted in accordance with the aforementioned Article, that is, that the private individual, and therefore the Private Prosecutor, includes both the offended or damaged private party, and the private individual who does not have such status, that is, the one bringing the people’s action.

      Consequently, the statement that the People’s Prosecutor cannot accuse as a third party irrespective of the Public Prosecutor’s Office or the damaged or offended party’s prosecution neither derives from Title III of Book IV of the Criminal Procedure Law nor is it understood why the system should be different of that established for the ordinary proceedings, nor, and this is what we regard as more important, can it be affirmed that the bringing of the people’s action proclaimed by Article 125 of the Spanish Constitution is prohibited in the abbreviated proceedings, since there is no express exception to that constitutional right in the Constitution.

      It is the same in the new Law after its amendment, since Article 761 also distinguishes between private individuals offended by the offense and those who are not. The only difference is that the latter must become parties of a case through a criminal complaint. Article 780 orders notice to be served on those who have become party to a case in order to prosecute (“acusaciones personadas”) so that they can request the commencement of the oral trial or the dismissal. And Article 782 refers to the Private Prosecutor, not exclusively as damaged party but also including the People’s Prosecutor.

      Following, reference must be made here to the fact that the People’s Prosecutor has been denounced as having become a party to the case late in the game. This is a matter which must be considered at the time of becoming a party to the case and not now. Accordingly, if the People’s Prosecutor was allowed to act in the proceedings at that time, it must be accepted with all its consequences, and therefore, also its right to file an accusation and, as a preliminary step, the commencement of the intermediate phase.

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      FIVE.-With the above, we can now examine the main ground of the appeal relating to the inexistence of an offense as regards the accused executives of the Banco Santander Central Hispano, which is divided in the absence of reasonable evidence for any change, and the absence of the necessary description in the law of the alleged conduct.

      First of all, we must recall, with the Judgment by Section No. 2 of the Supreme Court of 07/02/99, the triple function of the ruling which opens the intermediate phase, and which are as follows:

a)	It provisionally puts and end to the investigation in the preliminary investigation proceedings.
b)	It resolves to continue through the steps of the abbreviated procedure, since it deems that the facts constitute one of the offenses mentioned in Article 779, impliedly dismissing the other three possibilities provided for in Article 789.5 (termination, existence of a minor offence or misdemeanour -“falta”- or lack of jurisdiction).
c)	Merely for the purpose of good order of the proceedings, it adopts the first decision established by the law for starting the intermediate phase of the abbreviated procedure: serving immediate notice on the prosecutors so that they determine whether to request the termination or to file an accusation, or exceptionally, to ask for a supplementary evidence gathering mean.

      As to the exhaustion of the investigating phase, nothing is questioned, except for what was resolved previously as regards the petition for nullification since the appellant was not permitted to become a party to the separate parts of the case; and we must focus the question on the continuation of the procedure and the notice to the prosecutors.

      For such purpose, certain facts must be fixed, the aforementioned Supreme Court Judgment even permits it to be done by reference. Such facts have to have a description in the law, and the punishment envisaged should discard the application of the ordinary procedure rules.

      In this connection, the appealed ruling can be regarded as exemplary, since it provides an extensive account of facts and of the formalities that in principle evidence them, with which the above requirement is more than met. It is clear that in this phase full evidence of the facts cannot be demanded, since it is only in the trial where said evidence will take place. And it suffices that the factual account be reasonably supported on the investigative inquiries and formalities that have been conducted in the preliminary investigation proceedings.

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      Thus, there are continuous references to experts' reports and their comparison with ex parte experts, to the documentation that evidences the sending to the tax authorities of deliberately defective information regarding the names of the holders of the financial product offered, and how at the Meetings of the Bank’s Board of Directors and Executive Committee the various aspects of the assignments in naked ownership of the credits (“cesiones en nuda propiedad de créditos”) are dealt with. In another aspect, the charges against the members of the Board of Directors of the Banco Santander Central Hispano is the result of a logical argument which is that such amount of transactions involving the said financial product, carried out by various investors with no connection among them and at different branches of the Bank, cannot but be understood unless there is a centr al guideline which plans the logistics necessary to conceal the true identity of the investors.

      For that reason, the following stages can be distinguished:

a)	in a first stage, an opaque financial product is offered, taking advantage of the legal gap surrounding it.
b)	when the tax inspection by the tax agency begins, the resistance to providing the true identity of the investors who have already filed their return begins.
c)	with respect to the investors who had not yet filed their returns, the 1989 return, they are informed that the tax authorities have been sent untrue information regarding the identity of the investors.

      Based on this evidence, this Court understands that in the first phase, no criminal reproach is attributable to the Bank, which merely favors its clients with the gaps in the tax legislation. In the second phase, there is undoubted concealment intended to elude the tax investigation, but which cannot be regarded as concealment within the meaning of the Criminal Code, since none of the conditions or requirements of Article 451.3 of the Criminal Code are met.

      However, in the last phase, we are dealing with a case of participation in the investors' tax offense, from the moment at which, by an act prior to the commission of the alleged tax offense, there is cooperation with the untrue information that is provided to the tax authorities regarding the ownership of the true investors, which the Bank knows perfectly well, since it appears in the so-called SJ-5 message, piece of data no. 8 of which discloses the true ownership.

      The foregoing entails a necessary cutting off of the offenses charged which cannot be, as the appealed ruling indicates, all the investors who have not regularized the tax charges relating to fiscal years 1988 and 1989, but rather only the latter; given what is stated above with respect to those relating to 1988, one can only speak of a non criminal concealment with administrative consequences but not criminal.

      For that reason, save for an error in the computation, the appeals must be partially upheld by modifying Legal Ground No. 3 to the effect that the imputed persons specified in it are deemed to be co-authors due to necessary participation in 38 tax offenses as established in Articles 305 and 28 of the Criminal Code, and not in 138 tax offenses.

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      SIX.-As regards the ongoing offense of documents’ forgery as established in Article 392 of the Criminal Code, the character of ancillary instrumental that is alleged is not upheld. The tax offenses referred to have not been regularized and, therefore, the provisions of number 4 of the aforementioned Article 305 do not apply.

      The allegation of forgery of facts but not of documents (“falsedad ideológica”) requires a more extensive debate and evidence in the oral trial, if it is conducted; and is a matter that must be decided in the judgment, in the event that there is an accusation for this offense; since in occasions false documents have been created, and not only the statement of untrue data. Attention will have to be paid initially to the identification of the conduct as forgery or cooperation, a matter on which the Investigating Judge must express an opinion when deciding on whether to commence the trial or order the termination, given that the latter can be partial.

      What must be specified is that a subsequent step must also be limited to the same number, that is, 38, as for the tax offenses, as regards the charged members of the Board of Directors of Banco Santander Central Hispano mentioned in Legal Ground No. 3.

      SEVEN.-Lastly, and as regards the two appeals examined, another consequence of the limitation of the tax offenses to 38 means that for the rest, that is, those which the ruling of 06/27/01 lists as relating to fiscal year 1988, there is no element of connection with the charged members of the Board of Directors of Banco Santander Central Hispano, and, consequently, the relevant separate parts will be removed from this abbreviated procedure and delivered to the corresponding Criminal Investigating Courts with jurisdiction by reason of the place of commission of the allegedly committed tax offenses and, therefore, this aspect of the Public Prosecutor’s Office’s appeal is partially upheld.

      Likewise, there should also be a breakdown of the separate parts relating to the holders who authorized their identities being used in the transactions, and who are mentioned at the end of the ruling of 06/27/01 and in Legal Ground No. 4, if their conducts relate to investments in fiscal year 1988 and not 1989, also due to the absence of connection.

      EIGHT.-A different matter is the appeal filed by the representation of CASA PASTOR, S.A. (separate part 175), which is in the same situation than the other 137 investments of which charges are made against by the ruling of 06/27/01 and which raises a subject matter different from the two appeals resolved above.

      In any event, it should be noted that separate part 175 on CASA PASTOR is related to the list of investors for fiscal year 1988 which, as noted above, must be broken down for their delivery to the Investigating Court with jurisdiction; nonetheless, the appeal raised must be resolved, which will be done in a separate order.

      NINE.-The representation of LUIS FERNANDO CARTAGENA TRAVESEDO has been admitted as an appellee by Section No. 1, as stated in the factual background, and in such a position, it cannot report in the hearing as if it were an appellant in order to defend an appeal independent of and unconnected with the appeals which have been consolidated and, for that reason, it was told that its appeal should be heard independently.

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      TEN.-As regards the representation of CADEMUN, S.A. as a party that has joined the Public Prosecutor’s Office’s appeal, it has been answered in the above reasoning. As regards the representation of BENITO SIERRA FRAGA and others which in the hearing have challenged the appeals consolidated, what has been resolved in this ruling in that connection, as in the case of the ASSOCIATION FOR THE DEFENSE OF INVESTORS AND CLIENTS and the FEDERATION OF POLITICAL PARTIES INITIATIVE FOR CATALONIA.

      DECISION

            THE CHAMBER DECIDES:

      1.-Pursuant to the appeals filed by the PUBLIC PROSECUTOR’s OFFICE and the representation of EMILIO BOTIN-SANZ DE SAUTOLA Y GARCÍA DE LOS RIOS, RODRIGO ECHENIQUE GORDILLO, JOSE IGNACIO UCLES ROMERO, RICARDO ALONSO CLAVEL and BANCO SANTANDER CENTRAL HISPANO against the ruling of 07/18/02 of Central Investigating Court No. 3, which dismissed the reconsideration appeal against the ruling of 06/27/02, which resolved to transform the Preliminary Proceedings into the Abbreviated Procedure (intermediate phase) TO PARTIALLY REJECT THE RULING OF 07/18/02 AND PARTIALLY UPHOLD SUCH RULING, with the following specifications:

a)	The number of tax offenses for which the members of the Board of Directors of Banco Santander Central Hispano mentioned in Legal Ground No. 3 of said ruling is 38, relating to the investors of fiscal year 1989, and not 138.
The offense of ongoing forgery is limited on the same terms.
b)	Due to the absence of connection, the National Court lacks jurisdiction to hear the alleged tax offenses of the investors relating to fiscal year 1988, which are listed by the aforementioned ruling of 06/27/01, and the separate parts affecting them are broken down for the delivery to the Investigating Court with jurisdiction.
c)	The separate parts relating to the persons who are established by the ruling of 06/26/01 in Legal Ground No. 4 will also be broken down, if the alleged tax offences due to cooperation and documentary forgery relate to fiscal year 1988.

2.- Let Case Record No. 128/2002 be broken down, with certification of the minutes of the hearing, for its resolution in a separate ruling.

3. Every party will bear their own legal expenses.

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4.- Let this decision be notified in legal form to the parties represented in the case, letting them know that the decision is final, since no appeal can be filed against it.

5.- Let the file be returned to Section No. 1 of this Chamber, with this order being placed on record at the Office of the Secretary of this Court.

The honorable Judges of the Court, who sign below, have so resolved.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date:	July 10, 2003	By:	/s/ José Antonio Alvarez
			Name:	José Antonio Alvarez
			Title:	Executive Vice President